Shearson American REIT, Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283
Tel: (602) 743-7796

March 1, 2011

Mr. Jim Lopez
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Shearson American REIT, Inc.
       Form 10 Amendment 3
       Filed December 20, 2010
       File No. 0-29627
       SEC Comment Letter dated January 28, 2011

Dear Mr. Lopez:

This letter confirms our request for an extension of our response to your January 28, 2011 letter containing comments on the above noted Form 10, Amendment 3.  Ms. Susann Reilly of your office authorized an extension through March 18, 2011.

Sincerely,

/s/ John D. Glassgow
John D. Glassgow, CFO
Shearson American REIT, Inc.
Tel: (602) 743-7796